UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          AMENDMENT #1
                          FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of
                              1934


                        Terra Systems, Inc.
          (Name of Small Business Issuers in its charter)


              Utah                           87-0476073
(State of other jurisdiction of    (I.R.S. Employer Identification
 incorporation or organization)                Number)

5912 West 11600 South, Payson,                  84651
Utah                                         (zip code)
(Address of principal executive
            offices)

                          (801) 465-4400
                    (Issuer's telephone number)


    Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered





Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 17,025,393 issued and outstanding as of June 30,
2000


/1/


                        TABLE OF CONTENTS

Part I                                                              3

Item 1.          Description of Business                            3

Item 2.          Management's Plan of Operation & Discussion and    8
                 Analysis
Item 3.          Description of Property                            13

Item 4.          Security Ownership of Management                   13

Item 5.          Directors and Executive Officers                   14

Item 6.          Executive Compensation                             15

Item 7.          Certain Relationships and Related Transactions     16

Item 8.          Description of Securities                          16


Part II                                                             17

Item 1.          Market for Common Equity and Related Stockholder   17
                 Matters

Item 2.          Legal Proceedings                                  17

Item 3.          Changes in and Disagreements with Accountants      18

Item 4.          Recent Sales of Unregistered Securities            18

Item 5.          Indemnification of Directors and Officers          18


Part F/S                                                            19

Item 1.          Financial Statements                               19


Part III                                                            20

Item 1.          Index to Exhibits                                  20




/2/


                   Forward Looking Statements

Some of the statements contained in this Form 10-SB are not historical facts rather "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative of such terms or other variations, or by discussions of strategy that involve risks and uncertainties. Caution should be exercised in regards to these forward-looking statements. Such statements contained herein reflect our current beliefs with respect to future events. These beliefs involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee and general business factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results. Actual results may differ materially as a result of the above-mentioned risks, and from assumptions made based on anticipated events. Factors that may cause actual results in our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

     1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;
     2.   Our ability to generate customer demand for our services;
     3.   The intensity of competition; and
     4.   General economic conditions.

                             Part I

We are filing this Form 10-SB on a voluntary basis to:

     1. Provide current, public information to the investment community;
     2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and
     3. Comply with prerequisites for the listing of our securities on the NASD OTC Bulletin Board.

Item 1.    Description of Business

A.   Business Development and Summary

We were formed as a Utah Corporation on February 16, 1996 under the name Terra Systems, Inc. Our articles of incorporation authorize us to issue up to 100,000,000 shares of common stock at a par value of $0.001 per share. For the six-months ended June 30, 2000 we reported a loss of (983,539) or (.06) per share. For the year ended December 31, 1999 we reported a loss of (1,229,863) or (.08) per share. The accumulated deficit from inception February 17, 1996 through June 30, 2000 was (6,194,257) or (.43) per share. Given our current cash flows, it is questionable as to whether the company will be able to continue as a going concern. While future developments regarding patent issuance will allow Terra Systems to more aggressively pursue revenue-generating contracts by year-end 2000, it may be necessary to raise additional funds and/or reduce cash expenditures in the next 12 months. Funds could be generated through the issuance of additional stock, or through the sale of existing plant and office equipment. Cash expenditures could be reduced through the lay-off of personnel and the elimination of employee benefits.

Our Company stock began trading in July 1996 and is currently quoted under the ticker symbol "TSYI" on the OTC Bulletin Board. We entered into an agreement with XCEL Associates, Inc. on March 29, 2000. In exchange for Terra Systems, Inc. stock options, XCEL Associates, Inc., agreed to review Terra's business plan and prepare a company profile as well as recommend our common stock to various Retail Brokers, Analysts, and Institutional Investors and Bankers (see exhibit 10).

We develop and commercialize low-pressure pneumatic conveyance systems. These low-pressure systems are used in connection with the pulverization, moisture control, classification, transport and processing of bulk materials.


/3/


When utilized at a coal burning power plant, this system can aid in British Thermal Unit (BTU) output gain while improving the surrounding air and water quality. It is able to do this because it employs a dry transport system that uses air instead of water for propulsion. Less moisture in the coal helps it burn cleaner and more efficiently and the employment of a dry system means less water purification is required. "BTU" is a term used to define how efficient a given fuel is in relation to the quantity of heat it emits. For the reasons described above, our Company is targeting the carbon fuels industry. We believe this market can benefit the most from our dry bulk handling systems.

The system relies on a slow moving laminar flow gas bearing to allow for the transportation of material through a carrying duct. To define, a laminar flow gas bearing is formed when the air in the center of a pipeline is surrounded by a slow moving turbulent flow boundary air layer next to the inside wall of the pipe. It is referred to as a boundary because it acts to insulate the pipe from severe abrasive contact with the transported material. Furthermore, an "abrasion signature" is the amount of wear and tear or erosion on the inside of a pipe caused by the flow of a given material. Our process reduces this abrasion signature because the material being transported is caught up and carried by the faster moving gas in the center of the pipe. Unlike high-pressure conveyance systems, low-pressure systems do not allow for the "caking" of material inside the piping. Caking is a term used to describe the build up of material on the inside of its containment pipe. In pneumatic conveyance, caking occurs when dust combines with moisture and starts to gradually build up on the inside wall of the pipe.

High-pressure pneumatic conveyance systems rely on the compression of air for operation. When the air is compressed, the moisture contained in the air collects inside the pipe. These pressurized systems have to be enclosed and can only purge moisture at the end of their conveyance cycle. The material they carry becomes exposed to this moisture, which may lead to caking. On the other hand, a low-pressure system like ours operates in an open environment. This allows the material being transported to breathe any moisture out during the transportation process.

B.   Business of Issuer

  (1)  Principal Product and Principal Markets

We develop and market a unique particle accelerator. It is a low-pressure gas linear accelerator, which carries bulk materials such as rice, coal, coal ash, wheat and grain at high velocity. Our process begins by performing particle isolation. The system places particles (materials) in a high-spin state. This high-spin state allows two attributes to occur to promote a high degree of particle isolation:

     1. an enhanced energy state on the particle due to the high-spin puts a similar energy (electro-static) charge on the material being conveyed. The particles then will tend to repel each other. Example: Two positive ends of a magnet (like charges) repel; and
     2. just like the gases that surround the earth become denser as they get closer to the surface of the spinning planet. This gas density around the surface constitutes an atmosphere. These atmospheric density differences can act as barriers in allowing particles to re-combine. Our system creates gas flow barriers (atmospheres) that act to isolate similar particles.

After our system has isolated the materials, it then can accelerate, stratify, and classify the material to facilitate a variety of end process results. These include 1) drying, 2) pulverizing, 3) mixing, and 4) trans-loading. Trans-loading is the process by which materials are transferred from one method of storage to another. For example, moving grain from a storage silo to a barge for shipment, or moving coal from a train to a truck. In addition, our system can transport almost any particle, for any duration of time, at any temperature and at any velocity/density ratio.

Many components are pre-fabricated in our warehouse with final assembly occurring at the client's site. In most cases, we bill the client an hourly/daily rate for constructing a system that will vary in cost based on the customization involved for each client and their unique requirements. For example, some applications may require just product drying before going to an existing milling operation.


/4/


Thus our equipment  could  provide
just the product drying service onsite. We construct and test each system with the use of our technical and research staff.

Our particle accelerator has inherent economic advantages:

     1. it utilizes air, instead of water (water based systems can be costly due to their detrimental effect on the environment, i.e. clean-up costs);
     2.   it performs multiple handling and processing tasks;
     3.   its projected unit costs are lower than wet processes;
     4.   it does not require the additional purchase of chemicals;
       and
     5. it can increase the economic value of the end product (i.e. coal will produce more BTUs).

Furthermore, we received notification that all 31 claims made to the United States Patent Office have been allowed. Our Patent Counsel advised the company to expect the full patent to be issued in the first quarter of 2001. Existing industry conditions make this technology very attractive. They include:

     1. the efficient processing of bulk material in a more environmentally sound manner;
     2. the need for a process to handle material utilizing air as opposed to water, and the need for a system that can "multi-task" in the processing of bulk material at a reduced cost and with less equipment; and
     3. the desire for a mineral pulverization system that would reduce maintenance costs by functioning more effectively and efficiently.

The prospective markets for our industrial particle accelerator include power generation, mining, agriculture, environmental, ceramics, construction, and materials transportation. Because of the nature and flexibility of our process, virtually all bulk materials used in basic industries can be economically separated, classified, and otherwise processed.

There exists, however, the inherent risk that a market does not exist for the system due to its unique technological nature. Potential clients/customers may be reluctant to invest in a new, commercially unproven product. Additionally, there exists the inherent risk that we will lack the cash flows necessary to operate as a going concern as we attempt to develop the market for the system. For example, it may require several months of contract negotiations and feasibility studies before a revenue-generating contract is approved. We are also exposed to the risk that the Company will not be able to aggressively pursue clients if the U.S. Patent Office does not award a full patent. Finally, rising raw material (i.e. blowers, computer control systems) costs could make it difficult for the Company to acquire the items needed for further testing and development. The realization of any of these risks could have a material adverse effect on our operations and could hinder our ability to continue as a going concern.

  (2)  Distribution methods for our services

Our marketing strategy is to promote, advertise and increase our brand visibility and attract new customers through multiple channels, including:

    1.   developing strategic alliances;
    2.   establishing our brand name; and
    3.   direct marketing to existing and potential customers.

We believe that the use of multiple marketing channels will reduce our reliance on any one source for obtaining customers.
This in turn will lower costs and maximize brand awareness.

  Strategic alliances

As of the date of this filing, we have no existing strategic alliances. We do, however, believe that future joint venture relationships will allow us to gain additional insight, expertise and penetration into markets where joint venture partners already operate and may serve to increase our revenue and income growth.


/5/


We reserve the right to review potential strategic alliance candidates, and to enter into agreements in the future should management feel these alliances would be in the best interest of the Company.

  Establish our name brand

We cannot guarantee that we will be able to successfully market and distribute our services in either the United State or other countries, and the failure to do so could have an adverse effect on our operations. We believe that building awareness of the Terra Systems, Inc. brand is important in establishing and expanding our customer base. We currently have a web site (www.tsyi.com) and will use traditional media as our revenues permit, to attract new customers.

  Direct Marketing

The majority of our marketing activity is conducted through on-site demonstrations, as well as on our web site. We plan to move forward with industrial and agricultural clients entering into exclusive licensing agreements, which will generate fees and royalty revenues. We have engaged with P.S.G. LLC (Product Service Group) in a project that will clean up a low-level radioactive waste site. A successful initial presentation was made at Terra Systems headquarters at Payson, Utah on October 13, 2000. The follow-up presentation will be made in Denver to Morrison-Knudsen Corp in late November.

In this presentation, Terra will propose a total bulk handling system that will extract, transport, pulverize, treat, bind, and load-out into containment the low-level radioactive material. This material is presently being held in storage silos that are disintegrating due to natural erosion. 5,100 cubic yards of material needs to be extracted, treated, and re-contained. Should our proposal be accepted, we would envision engineering and feasibility funds to be made available in November of 2000. Construction and on-site operation would take place in 2001. The final scope of this project would be in the 5 million US dollar range and take approximately 20 months to complete. This project could lead to similar future clean-up activity with PSG who contracts with Morrison-Knudsen.

We intend to sell proprietary components and furnish technicians throughout startup operations. Manufacturing of this hardware will be done at our plant in Payson, Utah with initial industrial project applications taking place in the United States.

  (3) Status of any announced new service

As of November 1, 2000 we have:

     1.    developed and implemented a business plan;
     2. recruited and retained an appropriate management team and board of directors; and
     3. attained capital that we believe will be sufficient for the next nine to twelve months of operations.

We have commenced operations, and have begun generating revenues. However, we expect the industry to become increasingly competitive, despite the size and growth expected in the market. We intend to compete by targeting specific market segments such as power companies who rely on the pulverization and transport of coal to produce energy. Another goal is to ensure client satisfaction with the Company's services and to develop an outstanding reputation for client service. If we fail to market and distribute our services and generate sufficient revenues, we may be unable to continue as a going concern.

  (4) Industry background

Nearly all bulk materials used in basic industries can or must be separated, pulverized, classified, and/or otherwise enhanced. Opportunities exist for many applications in both organic and inorganic materials in an array of large industries, including power generation, mining, agriculture, environmental, ceramics, construction, and materials transportation. Our main competition consists of traditional methods of pulverization and transport of bulk materials. These include manufacturers of roller mills and ball mills.


/6/


However, we do not consider  these
to be major competitive factors due to the unique nature of our technology. Specific competitors in our industry would be Bechtel, Babcock & Wilcox, and Ecology & Environment. These companies provide coal pulverization, mineral processing, and remediation of industrial wastes.

  (5)  Raw materials and suppliers

Our company is neither a purchaser nor a supplier of raw materials. Numerous raw materials are used to conduct on-site demonstrations on the effectiveness of our process and equipment; however, the prospective client holds the responsibility for providing these materials. Such materials used in on-site demonstrations would include rice, coal, coal ash, limestone, gypsum, agricultural waste and other materials containing various heavy minerals (i.e. gold, silver, platinum).

  (6)  Customers

Our current material customers and their percentage of our Company's revenues is as follows:

          PacifiCorp / Interwest  95%
          Mining
          Quantum Minerals / Utah 3%
          Chemical
          Other                   2%

We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat business depends, in part, on the strength of our customer support and service operations and staff. We value frequent communication with and feedback from our customers to continually improve our services. We focus on designing and manufacturing high quality, applications-engineered products that are designed to address specific customer needs. In addition, our operating results may also fluctuate due to factors such as the gain or loss of significant customers. Our existing customer relationships are strong, and our revenues would increase considerably should we secure the contract with P.S.G. LLC.

  (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts

Our success and ability to compete will be dependent in part on the protection of our potential patents, trademarks, trade names, service marks and other proprietary rights. We have engaged Morriss, Bateman, O'Bryant & Compagni as patent counsel since early spring 1997. Application was made in early 1998 for specific patent applications with the United States Patent Office. As developments are made, patents are upgraded. Patent pending status has been granted to us on specific patent filings. In addition, we may rely on certain intellectual property licenses from third parties, and may be required to license additional products or services in the future, for use in the general operations of our business plan. We cannot assure you that these third party licenses will be available or will continue to be available to us on acceptable terms if at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on our business, financial condition or operating results. In addition, policing unauthorized use of our proprietary and other intellectual property rights could be expensive if not difficult or impossible. Also, we cannot guarantee that third parties will not bring claims of copyright or trademark infringement against us or claim that certain aspects of our processes or other features violates a patent they may hold. There can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require us to enter into costly royalty or licensing arrangements. These potentialities could have a material adverse effect on our business, financial condition or operating results.

  (8)  Regulation


/7/


We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, export control laws and laws or regulations directly applicable to the industry. We will be required to ensure the enforcement of the Occupational Safety and Health Administration (OSHA) regulations.

  (9)  Effect of existing or probable government regulations

We believe that we will be able to comply in all material respects with the laws and regulations governing the industry, and that such laws will not have a material effect on our operations. However, various federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our business.

 (10) Research and development activities

We seek to continue developing our products internally through research and development or if appropriate, through strategic partnerships. But, if we can purchase or license products, services or technologies from third parties at a reasonable cost, we will do so in order to avoid the time and expense involved in developing such products, services or technologies.

 (11) Employees

The Company presently has five (5) full time employees, one (1) part-time employee and two (2) consultants and advisors.
Currently, there exist no organized labor agreements or union agreements between Terra Systems, Inc. and Terra's employees. We believe that our relations with our employees are good.

 (12) Dependence on Key Personnel

The success of our Company depends upon the efforts, abilities and expertise of our executive officers and other key employees, including our Chief Executive Officer, President, Research & Development, Secretary/Treasurer, Director, and Consultant of each of our operating units. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on our operations. Generally, we do not offer employment agreements to our executive officers or key employees, nor do we maintain key man life insurance on such individuals.

Item 2.    Management's Plan of Operation & Discussion and
      Analysis

A.   Management's Plan of Operation

(1) In our initial approximately fifty-two month operating period ended June 30, 2000; we have incurred $6,194,257 in net losses and $335,822 in revenues from operations. Management intends to use capital and debt financing as needed to supplement the cash flows received through successful negotiations of licensing agreements. Currently, the primary source of capital has been obtained through the issuance of common stock and options to a corporation that has also engaged to provide business management and marketing consultation services for Terra Systems, Inc (see Note 1 to Financial Statements under "Basis of Presentation", paragraph 2 and Note 3 to the Financial Statements). Our fixed and variable expenses and our ability to control them are as follows:


   Classification       Fixed / Variable     Ability to Control

Employee Wages and    Salary = Fixed /      Can reduce through
Benefits              Hourly = Variable     lay off of personnel

Subcontractor         Fixed                 Can reduce through
Expense                                     discontinuation of
                                            agreements
Accounting and Legal  Variable              May increase as
Expenses                                    Company becomes
                                            fully reporting


/8/


Capital Lease ,       Fixed                 Little control over,

Leasing Fees                                per agreement

Building Rental       Fixed                 Little control over,
Expense                                     per agreement

Utilities             Variable              May fluctuate due to
                                            seasonality or
                                            increased production
                                            levels

Business Insurance    Fixed                 Required business
                                            coverage.  May be
                                            able to renegotiate
                                            upon policy renewal

Misc. Office          Variable              Can control through
Supplies & Shipping                         reduced office
                                            supply requisitions,
                                            negotiating
                                            alternative shipping
                                            solutions


Selected financial data of the Company is as follows:

Balance Sheet     As of     As of    As of
Data:
                   June    December  December
                   30,        31,      31,
                   2000      1999     1998
                  ---------------------------
Total Assets     $590,580  $647,950  $795,232

Total Long-Term
Liabilities      $702,859  $852,097  $940,570



Balance Sheet     As of     As of
Data:
                 December   December
                    31,       31,
                   1997      1996
                 -----------------------
Total Assets     $911,934   $971,717

Total Long-Term
Liabilities      $843,729   $308,337


Statement of Operations        For the     For the     For the
Data:
                             Six Months  Six Months   Year Ended
                                Ended       Ended
                               June 30,    June 30,     December
                                                         31,
                                2000        1999         1999
                             -------------------------------------
Total Revenue                   $  6,150   $  55,920   $  159,705

Loss from Cont. Operations     $(937,477)  $(493,057)  $(1,129,237)

Loss from Cont. Operations     $  (0.06)   $  (0.04)    $  (0.08)
per Common Share



Statement of Operations                                For the
Data:                                                Period from
                               For the     For the     February
                                                       17, 1996
                             Year Ended  Year Ended  (Inception)
                                                       through
                              December    December     December
                                 31,         31,         31,
                                1998        1997         1996
                            --------------------------------------
Total Revenue                 $  166,767    $  3,200       $  -0-

Loss from Cont. Operations   $(1,189,265)  $(1,384,991)  $(1,291,657)

Loss from Cont. Operations     $  (0.09)   $  (0.06)    $  (0.02)
per Common Share

  Stock-Based Compensation for Current and Future Services

From February 17, 1996 (Inception) through December 31, 1997 the Company issued 75,000 shares of common stock at $0.001 per share. During the year ended December 31, 1998 the Company issued 350,000 shares of common stock at $0.001 per share and during the year ended December 31, 1999 the Company issued 20,000 shares of common stock at $0.001 per share to various employees for current and future services. The shares issued from February 17, 1996 (Inception) through December 31, 1997 had a market value of $74,925 or $1.00 per share on the day of issuance. The shares issued during the year ended December 31, 1998 had a market value of $393,750 or $1.13 per share on the day of issuance and


/9/


the shares issued during  the  year  ended
December 31, 1999 had a market value of $19,320 or $0.97 per share on the day of issuance. Under the terms of the stock issuance, the Company can reacquire all the stock at $0.001 per share within one year from the date of issuance and one half of the shares within two years from the date of issuance. These shares are considered non-vested and have been accounted for in accordance with APB 25 Accounting for Stock Issued to Employees, whereby the Company is recognizing compensation expense over the vesting period of the stock for the difference between the fair value of the stock on the day of issuance and the consideration paid by the employees. In the event employment should be terminated, all non-vested shares of stock shall be forfeited by the employee.

During the six months ended June 30, 2000, an officer of the Company, who had been issued 150,000 shares of the above mentioned stock, forfeited 50,000 shares of non-vested common stock valued at $56,200. During the year ended December 31, 1999, an officer of the Company, who had been issued 200,000 shares of the above mentioned stock, left the Company. Accordingly, the officer forfeited 100,000 shares of non-vested common stock, which was valued at $112,400.

The Company recognizes compensation expense for the above shares over the period the shares vest as follows:

         Period              Compensation       Deferred
                               Expense        Compensation
------------------------------------------------------------
February 17, 1996 to          $  44,955         $      0
December 31, 1997

January 1, 1998 to            $ 275,953         $147,767
December 31, 1998

January 1, 1999 to            $ 205,720         $ 28,093
December 31, 1999

January 1, 2000 to June       $  41,389         $ 13,282
30, 2000

  Common Stock Issued to Acquire Xullux

On May 1, 1996, we entered into a merger agreement with Xullux, Inc., whereby we agreed to issue 2,955,000 shares of common stock for all of the outstanding common stock of Xullux, Inc. Xullux, Inc. had no assets at the date of the merger and was considered a shell corporation; accordingly, the 2,955,000 shares held by the Xullux, Inc. stockholders were deemed to have been issued for no consideration.

  Common Stock Issued for Cash

The Company issued shares of common stock for cash as follows:

        Period             Stock       Price         Proceeds
                          Issued       Range
----------------------------------------------------------------
February 17, 1996 to    1,926,687   $0.50 to $2.00   $1,834,139
December 31, 1997

January 1, 1998 to       715,727    $0.30 to $0.80     $377,712
December 31, 1998

January 1, 1999 to       705,000    $0.25 to $0,50     $285,460
December 31, 1999

January 1, 2000 to June  224,673    $0.25 to $0.30     $ 57,835
30, 2000


  Common Stock Issued in Satisfaction of Subscription Agreements and Marketable Securities

Between July and September 1996, $206,000 was contributed to the Company under various stock purchase agreements for future issuances of common stock. In October through December 1996, the Company issued 246,000 shares of common stock in satisfaction of these subscription agreements.

In May 1996, the Company entered into an agreement to issue 250,000 shares of common stock to acquire an investment in another company, which had a fair value of $190,000. By September 30, 1996, the Company had issued 19,000 shares of common stock relating to this transaction. The remaining 231,000 common shares were issued in December 1996. The investment in another company was sold in 1996 for $91,000, and a loss of $99,000 was recorded.


/10/


  Common Stock Issued for Services

During the six months ended June 30, 2000 the Company issued 122,920 of common stock and in the year ended December 31, 1999 the Company issued 259,286 shares of common stock for consulting services. The common stock was valued at prices ranging from $0.48 to $0.70 per share. For the six months ended June 30, 2000 the Company charged $143,189 and for the year ended December 31, 1999 the Company charged $60,000 of consulting expense to operations (See exhibit 99).

  Common Stock Redemptions

In 1996, the Company issued 48,000,000 shares of common stock upon organization of the Company. In 1997, the Company exercised its right to repurchase 36,775,000 shares of common stock from two shareholders at $0.001 per share. The stock redemption was paid by the Company issuing 10% promissory notes.

In  September  1996, the Company redeemed a total  of  3,000,000
shares   of  the  Company's  common  stock  from  six  different
shareholders for no consideration.

  Common Stock Issued for the Conversion of Debt

During the six months ended June 30, 2000, a stockholder exercised 500,000 options. The Company issued 500,000 shares of common stock for the conversion of notes payable to stockholders in the amount of $100,000 or $0.20 per share. During the year ended December 31, 1999, the Company issued 200,000 common shares for the retirement of accounts payable to a related party, valued at $50,000 or $0.25 per share.

  Stock Right Exercised

During the period ended June 30, 2000 (as discussed in Note 3 of the Notes to the Consolidated Financial Statements) the Company granted stock rights in connection with a consulting agreement. The Company recognized consulting expense of $560,000 in connection with the grant of these stock rights. Upon grant of the rights, the corporation exercised its right and the Company issued 400,000 shares of common stock for $100,000 or $0.20 per share.

As of June 30, 2000, we have 17,025,393 shares of $0.001 par value common voting stock issued and outstanding. However, if our capital requirements are greater than our financial resources, we may be required to raise additional capital via an additional public or private offering. In the meantime, our officers and directors plan to advance funds on an as-needed basis, although there is no definitive or legally binding arrangement to do so. There are no preliminary loan agreements or understandings between our officers, directors or affiliates and lending institutions. We currently have no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained would be found to be reasonable by the company.

As of June 30, 2000, we have generated $335,822 in sales revenues and devoted our efforts primarily to developing our products and services, implementing our business strategy and raising working capital through equity financing. Our revenues are primarily dependent upon our ability to cost-effectively and efficiently develop and market our products and/or services. Our priorities for the next six to twelve months of operations are to:

     1.   continue marketing our services;
     2.   develop strategic relationships;
     3.   respond to competitive developments; and
     4.   establish our brand identity.

Realization of sales of our products and services during the fiscal year ending December 31, 2000 is vital to operations. We may not be able to continue as a going concern without realizing additional sales or


/11/


capital.  We cannot guarantee that  we  will
be able to compete successfully or that the competitive pressures we may face will not have a material adverse effect on our business, results of operations and financial condition. Additionally, a superior competitive product could force us out of business.

(2) Our net loss for the six months ended June 30, 2000 was approximately $983,539 and our net loss for the year ended December 1999 was approximately $1,229,863. Our net loss was primarily attributable to less than expected revenues being realized from sales of our products and services. Our expenses for the six months ended June 30, 2000 were approximately $941,130, of which approximately 85.54% of our expenses were general and administrative. Our expenses for the year ended December 31, 1999 were approximately $1,143,992, of which approximately 78.29% of our expenses were general and administrative.

During each of these interim periods, we realized minimal revenues while incurring normal fixed overhead and debt service costs. For the six months ended June 30, 2000, the depreciation and amortization expense for our product development costs is $62,463. There was $125,823 depreciation and amortization expense in 1999. This operating trend is projected to continue for at least the remaining period of fiscal 2000.

To fund fiscal 2000 operations, we believe our projected cash balance will be adequate to fund our operations and provide for our working capital needs through December 2000.

We may experience significant fluctuations in operating results in future periods due to a variety of factors, including but not limited to, the following risk factors.

  Limited Operating History

We have a limited operating history on which to base estimates for future performance. In 1996 Terra entered into a capital lease agreement with Spring Lake Company to facilitate the acquisition of various pieces of plant equipment. This transaction has been designated a "related party" transaction (please see note 9 of the financial statements). As a result of insufficient cash flows, Terra has been unable to meet their lease payment obligations with Spring Lake Co. on a timely basis. Currently, the monthly payment obligation is approximately $13,700 per month. It will be difficult for Terra to continue operating at a deficit. On a short-term basis, Terra may elect to raise additional funds through the sale of stock to outside investors; however, any future offerings could significantly dilute the value of any previous investor's investment value.

Current negotiations with potential clients may also result in the finalization of feasibility study and licensing agreements that would result in revenues, and thus cash flow, for the firm. If these events do not generate sufficient cash flow to cover operating expenditures, Terra may elect to reduce costs through a reduction of its workforce, elimination of employee benefits, or a combination of both. On a long-term basis, licensing agreements will be structured to result in an up-front licensing fee arrangement, with subsequent revenues to be generated by volume (ex tons per hour) transported, dried, moved, etc.

  Need for Additional Financing

We may need to obtain additional financing in the event that we are unable to realize sales of our services or collect accounts receivable. We may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes. However, we currently anticipate that our operating cash flow will be sufficient to meet our current operating expenses as they become due. Furthermore, our ability to pay cash dividends on, and to satisfy the redemption obligations in respect of our outstanding Common Stock will be primarily dependent upon the future financial and operating performance of our operating units. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond the control of our operating units. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising


/12/


equity   capital.    There  can  be  no  assurance   that   such
alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

  The Market

Technological change, continuing process development and new product introductions may affect the markets for our products. Our success will depend, in part, upon our continued ability to manufacture products that meet changing customer needs, successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis and enhance and expand our existing product offerings. Current competitors or new market entrants may develop new products with features that could adversely affect the competitive position of our products. We have invested and continue to invest substantial resources in research and development in an effort to improve upon our existing manufacturing processes. However, there can be no assurance that our process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render our technology, equipment or processes obsolete or uncompetitive. Any failure or delay in accomplishing these goals could have a material adverse effect on our business, results of operations and financial condition. In addition, to the extent that we determine that new manufacturing equipment or processes are
required   to   remain   competitive,   the   acquisition    and
implementation of the technologies, equipment and processes required are likely to require significant capital investment.

(3) No engineering, management or similar report has been prepared or provided for external use by us in connection with the offer of our securities to the public.

(4) Management believes that our future growth and success will be largely dependent on our ability to develop and market our products. We believe that the long-term success of our business may require substantial research and development. There are no formal agreements to date, and we pay for all independent tests. We have incurred research and development costs from February 16, 1996 (date of inception) through June 30, 2000. In addition, we anticipate incurring research and development costs through the fiscal and calendar year ending December 31, 2000.

B. Management's Discussion and Analysis of Financial Condition and Results of Operations

As of February 16, 1996 (date of inception) through June 30, 2000, we have generated $335,822 sales revenue. Revenues have been generated primarily through the development of a test-scale system and related feasibility studies. These feasibility studies have been conducted on coal (PacifiCorp) and Black Sands (Quantum) and were conducted to determine size reduction, moisture removal, and mineral extraction capabilities.

A substantial percentage of our revenue was derived from work performed for PacifCorp / Interwest Mining. The majority of this work was related to feasibility studies related to the coal industry. The agreed upon testing was completed by late 1999, and we began negotiating additional testing and contract formulation with management at PacifiCorp. Early in 2000, Scottish Power acquired PacifiCorp, and as a result discussions were temporarily halted. In the late summer of 2000 discussions were resumed; however, our management staff and consultants have had to devote considerable time and effort in the "reintroduction" of themselves and our system to new management from Scottish Power. It is currently anticipated that we will be able to begin pursuit of a licensing agreement with PacifiCorp in the near future.

Item 3.     Description of Property

A.   Description of Property

Our corporate headquarters are located at 5912 West 11600 South, Payson, Utah 84651. We have use of this space through a lease arrangement from Spring Lake Company, a related party. The terms of this lease are for $4,120.00 per month on a month-to-month basis. The lease expires on July 1, 2003. This facility consists of approximately 20,000 square feet of office and warehouse space in the main building,


/13/


and approximately  10,000
feet of additional warehouse/storage in an unattached building, in addition to approximately 3.2 acres of land. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized. We have also entered into another capital lease agreement with Spring Lake Community. The purpose of this lease is to acquire plant equipment at a total of $423,594. This lease expires on March 2002. The monthly payment is approximately $13,258 per month. Furthermore, we have acquired office equipment at a cost of $70,811, and additional plant equipment at a cost of $193,152. In addition, we have an automobile valued at $22,000, and software valued at $10,380.

B.   Investment Policies

Management does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in people' primarily engaged in real estate activities.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

The following table sets forth as of December 31, 1999 certain information regarding the beneficial ownership of our common stock by (a) each person who is known us to be the beneficial owner of more than five percent (5%) of the common stock, (b) each of our director and executive officers and (c) all of our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.


  Shareholder     Corporate       Shares      Consideration    Percentage
                  Position       Benefic-                         of
                               ially Owned                     Ownership
 ------------   ------------  -------------  ---------------  -----------

 Clayton            Chief     1,600,000          500,000 @    22.46%
 Timothy          Executive                   $0.001/share
                   Officer
                                                   3,000 @
                                              $1.000/share

                                                 990,000 @
                                              $0.001/share

 L. Kent          President    625,000           625,000 @    8.77%
 Harmon                                       $0.001/share

 Leonard Howe     Technical    625,000           625,000 @    8.77%
                  Director                    $0.001/share

 CHT Holding         N/A      2,505,000        2,505,000 @    35.17%
 Trust*                                       $0.001/share

 Lloyd McEwan    Secretary/   1,600,000          200,000 @    22.46%
                  Treasurer                   $1.000/share

                                                 125,000 @
                                              $0.800/share

                                                 250,000 @
                                              $0.001/share

                                               1,025,000 @
                                              $0.001/share



       Shareholder   Street Address    City    State     Zip
                                                        Code
      ------------   --------------   ------   -----    ------
      Clayton        1660 West 2470   Price    Utah     84501
      Timothy        North

      L. Kent        631 South 1500   Provo    Utah     84606
      Harmon         East

      Leonard Howe   10032 South      Payson   Utah     84651
                     6000 West

      CHT Holding    3037 Somoa       Costa   Califor-  92626
      Trust*         Place             Mesa     nia

      Lloyd McEwan   684 North        Alpine   Utah     84004
                     Summit Way

                    *Please refer to Audited Financial
                             Statements


/14/


B.   Persons Sharing Ownership of Control of Shares

No  person  other than Clayton Timothy, L. Kent Harmon,  Leonard
Howe, CHT Holding Trust (consisting of Howard Hucks, Valgene Blackburn and Wayne Hanson) and Lloyd McEwan owns or shares the power to vote five percent (5%) or more of Terra Systems securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

The following table sets forth certain information with respect to each of our executive officers or directors.

    Name     Age     Position           Term
 --------   ----- ---------------  -----------
Clayton       52  Chief Executive  Since October
Timothy           Officer          of 1996

L. Kent       45  President        Since February
Harmon                             of 1996

Lloyd McEwan  71  Secretary/Treas  Since October
                  urer             of 1996

Leonard Howe  41  Technical        Since February
                  Director         of 1996

Robert        56  Director and     Since January
Underwood         Consultant       of 1999

B.   Work Experience

Clayton Timothy, Chief Executive Officer- Mr. Timothy, 52, is presently serving as the Chairman of the board of directors and as the Chief Executive Officer of Terra Systems. He has held that position since September 1996. Prior to joining Terra Systems, Mr. Timothy was Vice President of Industrial Management and Engineering in Lehi, Utah. He was responsible for corporate Marketing and coordination of all projects. From 1990 to 1994, he was Executive Vice President and Director of COVOL Environment Technologies of Lehi, Utah.

L. Kent Harmon, President- Mr. Harmon, 45, is presently serving as a member of the board of directors and as the President of
Terra Systems. He has held these positions since October of 1996. Prior to his employment with Terra Systems he was President of Metredyne Imaging Services in Buena Park, California. Metredyne created and marketed diagnostic systems that quantified the extent of physical impairment caused by work related injuries.

Lloyd  McEwan,  Secretary  and Treasurer-  Mr.  McEwan,  71,  is
presently serving as a member of the board of directors and as Secretary and Treasurer of Terra Systems since 1996. Prior to his employment with Terra Systems he was the principal owner of State, Inc., which is a construction company specializing in metals, mining, electrical utility and petroleum refinery industries. He has over 40 years of management experience in this field.

Leonard Howe, Technical Director- Mr. Howe, 41, has served as Technical Director of Terra Systems since inception. He has been actively involved in the research and development of Terra's technology, patent filing, and feasibility testing. Before his employment with Terra Systems he worked in the gold mining industry.


/15/


Robert Underwood, Consultant- Mr. Underwood, 56, has served on the board of directors of Terra Systems since January 1999. He also serves as a Director and Consultant to the company. Prior to Terra Systems he worked for 27 years in the commercial banking industry as Vice President and Manager for First Security Bank of Utah NA. He received his BA from Brigham Young University in Economics and Language and his MBA in Finance from the University of Utah. In addition he was an instructor of Economics at BYU and for the American Institute of Banking for eleven years.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

We do not currently have organized labor agreements or union agreements between Terra Systems, Inc. and our employees. Every twelve (12) months, each executive officer is expected to draw the following annual compensation. If the payroll obligation is not met on a timely basis, the payment(s) accrue(s) until such time as the Company is able to meet the obligation.

    Name       Capacities in which    Annual Compensation
                Remuneration was
                    Recorded
  --------     -------------------   ---------------------

  Clayton        Chief Executive     $60,000 Annual Salary
  Timothy            Officer          Beginning October,
                                             1996

  L. Kent           President        $60,000 Annual Salary
   Harmon                             Beginning February,
                                             1996

Leonard Howe   Technical Director    $60,000 Annual Salary
                                      Beginning February,
                                             1996

Lloyd McEwan      Secretary and      $60,000 Annual Salary
                    Treasurer         Beginning October,
                                             1996

   Robert         Director and          $60,000 Annual
 Underwood         Consultant           Consulting Fee
                                      Beginning January,
                                             1999

Tim Gwyther    Project Manager and      $60,000 Annual
                   Consultant           Consulting Fee
                                      Beginning January,
                                             1999

Compensation of directors

There are no arrangements for our directors to be compensated at this time, nor does the company have any intention to provide compensation to its directors in the future.

Stock Option Plan

We  currently do have an employee stock option plan.  On January
12, 1999, Terra Systems issued stock options to the following individuals, in the following amounts:

 Individual      Corporate      Number of
                 Position        Shares
 ----------   ---------------   --------
  Clayton     Chief Executive    500,000
  Timothy         Officer

  L. Kent        President       500,000
   Harmon

Leonard Howe     Technical       500,000
                 Director

Lloyd McEwan   Secretary and     500,000
                 Treasurer

   Robert      Director and      250,000
 Underwood      Consultant


The Exercise Price is $0.20 per share. The options expire on the second anniversary of the Stock Option Agreement (all dated
January 12, 1999). In addition to the above, federal and/or state law requires that


/16/


Terra Systems contributes to a  workers
compensation fund, in addition to state and federal unemployment insurance plans on behalf of all Terra Systems employees
(including regular, temporary, full-time, and part-time).

Item 7.     Certain Relationships and Related Transactions

There were no actual or proposed transactions that occurred over the past two years, to which any person related to the issuer had or is to have a direct or indirect material interest as set forth in item 404 of Regulation S-B of the Securities and Exchange Act of 1933.

Item 8.     Description of Securities

We authorized capital stock that consists of 100,000,000 shares of common stock, par value $0.001 per share. As of June 30, 2000, we had 17,025,393 shares of common stock outstanding. The holders of shares of our common stock are entitled to one vote for each share on all matters that the holders of common stock are entitled to vote. There is no cumulative voting for the election of directors. Holders of our common stock are entitled to share ratably in our net assets upon liquidation or dissolution as declared by the Board of Directors out of funds legally available therefor. Our holders of common stock have no pre-emptive rights to purchase any shares of any class of our stock. All outstanding shares of common stock are, and our shares of common stock to be issued pursuant hereto will be, upon payment therefore, fully paid and non-assessable.


/17/


                                   Part II

Item 1.     Market for Common Equity and Related Stockholder
Matters

B.    Holders

As of December 31, 1999, we have approximately 233 stockholders of record.

D.     Reports to Shareholders

We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status of Terra Systems, Inc. with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

E.     Transfer Agent and Registrar

The  Transfer Agent for our shares of common voting stock is Pam
Gray,  Atlas  Stock Transfer Company, 5899 South State,  Murray,
Utah, 84107, (801) 266-7151.

Item 2.     Legal Proceedings

The Company has filed a complaint against a former director and officer and other stockholders of the Company (the defendants) for using various forms of improper conduct and misrepresentations concerning their qualifications and intentions to obtain a significant number of the Company's shares. The Company is seeking a declaration by the court that none of the defendants have any right, title to or ownership of the Company's stock originally issued to the defendants. The defendants claim the Company and certain of its officers have engaged in fraudulent and conspiratorial conduct and have filed a counterclaim seeking the following: a dismissal of the Company's complaint, unspecified amount of damages resulting from the Company's refusal on March 1, 1997 to tender shares to the defendants that the defendants were entitled to sell, the removal of certain restrictions on the Company's stock, $60,000 for breach of an employment contract and interest, compensatory damages and punitive damages in unspecified amounts, and together with attorney fees.

On October 9, 1999, the Court entered a partial summary judgment against one of the defendants in favor of the Company on all of its claims. The Court found that the damages sought against the defendant and an award of reasonable attorney's fees, and expenses incurred in connection with the case shall be determined at a future date. The Court also found that the Company is entitled to a partial summary judgment against the defendant for securities fraud, including recission and restitution of the issuance of one million Terra Systems shares and additional damages to be determined in further proceedings before the Court. The amount of damages to be awarded has not yet been determined.

The Company denies all material allegations against the Company and intends to fully defend the counterclaim of the defendants and prosecute the Company's claims and actions against the defendants. This litigation is still in the discovery phase and the ultimate outcome cannot presently be determined.

     Threatened Litigation

The Company and certain Officers and Directors of the Company received notice from a litigant's legal counsel of threatened litigation. The litigant contends that certain current Officers and Directors held and sold a number of Xullux shares that were free trading prior to the merger of Xullux and Terra Systems. The alleged sale may have impacted the value of the litigant's Terra Systems restricted publicly issued


/18/


shares in the company.
The litigant claims that the defendant's ownership and alleged sale of Xullux stock was not disclosed to him at or during the time he contributed certain assets and other equipment to Terra Systems in exchange for the Terra Systems restricted stock. The litigant seeks to return 125,000 shares to Terra Systems for value and seeks other monetary and punitive damages in an amount of not less than $1,500,000 including additional costs and attorney's fees. The Company denies all of the material allegations and claims of the litigant. Currently, the ultimate outcome of this situation cannot presently be determined.

Based on the uncertain outcome of these contingencies, no provision for any loss or gain that may result upon adjudication has been made in the accompanying financial statements, and the possible effect it will have on future financial statements is unknown.

Item 3.     Changes in and Disagreements with Accountants

We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

In 1996, five founding shareholders purchased 8,225,000 shares of our authorized common stock at par value of $.001 per share. This original stock offering, in addition to all subsequent offerings, was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. No underwriting discounts or commissions were paid in any offering and all purchases were made by persons unaffiliated with Terra Systems, Inc. unless otherwise noted:

  1. In 1997, we exercised the right to repurchase 36,775,000 shares of common stock from two shareholders at $0.001 per share. Issuance of 10% promissory notes paid for the stock redemption.

  2. In 1998, we issued 33,000 shares of common stock at a price of $.303 per share for proceeds of $10,000.00; 27,900 shares at a price of $.3185 per share for proceeds of $8,887.38; 90,000 shares at a price of $.33 per share for proceeds of $29,700.00; 89,739 shares at a price of $.36 per share for proceeds of $32,632.56; 160,000 shares at a price of $.50 per share for proceeds of $80,000.00; 125,000 shares at a price of $.60 per share for proceeds of $75,000.00; 121,609 shares at a price of $.73 per share for proceeds of $ 88,883.82; 43,479 shares at a price of $.75 per share for proceeds of $32,609.31; and 25,000 shares at a price of $.80 per share for proceeds of $20,000.00.

  3. In 1999, we issued 220,000 shares of common stock at a price of $.25 per share for proceeds of $55,460.32; 125,000 shares at a price of $.40 per share for proceeds of $50,000.00; and 360,000 shares at a price of $.50 per share for proceeds of $180,000.00.


  4. In 1999, we issued 200,000 shares for the retirement of accounts payable to a related party, valued at $50,000 or $0.25 per share.

  5. On January 12, 1999, the Company issued stock options to five individual shareholders totaling 2,250,000 shares of common stock at a price of $0.20 per share.


  6. As of year-end December 31, 1999, we issued 166,286 shares of common stock at a price of $.50; 50,000 shares at a price of $.60; and 43,000 shares at a price of $.70 for consulting services. During the six months ended June 30, 2000, we issued 62,920 shares at a price of $.48 and 60,000 shares at a price of $.50 for consulting services.

  7.During  the  six  months  ended June  30,  2000,  we  issued
     191,340 shares of common stock at a price of $.25 per share for proceeds of $47,835 and 33,333 shares at a price of $.30 per share for


/19/


     proceeds of $10,000.00. Within the same
     period we issued 500,000 shares of common stock upon conversion of notes payable to stockholders in the amount of $100,000 or $0.20 per share.

Item 5.     Indemnification of Directors and Officers

The bylaws of the company provide for indemnification of employees and agents in certain cases. Insofar as indemnification for liabilities arises under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, the company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the act and is therefore unenforceable.


/20/



                              Part F/S

    Item 1.   Financial Statements

    The following documents are filed as part of this report:

    a)    Terra Systems, Inc.                             Page

          Report of Independent Certified Public          F-1
          Accountants

          Consolidated Balance Sheets - June 30, 2000     F-2
          (unaudited),
          December 31, 1999 and 1998

          Consolidated Statement of Operations for the    F-3
          Six Months
          Ended June 30, 2000 and 1999, and for the
          Years Ended
          December 31, 1999 and 1998 and for the
          Cumulative Period
          February 17, 1996 (Date of Inception) through
          June 30, 2000 (unaudited)

          Consolidated Statement of Stockholder's Equity  F-4
          (Deficit)
          for the period February 17, 1996 (Date of Inception) through June 30, 2000 (unaudited)

          Consolidated Statement of Cash Flows for the    F-6
          Six Months
          Ended June 30, 2000 and 1999, and for the
          Years Ended
          December 31, 1999 and 1998 and for the
          Cumulative Period
          February 17, 1996 (Date of Inception) through
          June 30, 2000 (unaudited)

          Notes to Financial Statements                   F-7



/21/




     HANSEN, BARNETT & MAXWELL
             A Professional Corporation
          CERTIFIED PUBLIC ACCOUNTANTS

                                            (801) 532-2200
       Member of AICPA Division of        Fax (801) 532-7944
                  Firms
             Member of SECPS           345 East Broadway, Suite
                                                 200
      Member of Summit International  Salt Lake City, Utah 84111-
                Associates                       2693




             REPORT OF INDEPENDENT CERTIFIED PUBLIC
                           ACCOUNTANTS


     To the Board of Directors and Shareholders
     Terra Systems, Inc. and Subsidiary

     We  have  audited the accompanying  consolidated
     balance  sheets  of  Terra  Systems,  Inc.   and
     subsidiary  (collectively  a  development  stage
     company)  as of December 31, 1999 and  1998  and
     the    related   consolidated   statements    of
     operations,  stockholders'  deficit,  and   cash
     flows for the years ended December 31, 1999  and
     1998,   and  for  the  cumulative  period   from
     February  17,  1996 (date of inception)  through
     December  31,  1999. These financial  statements
     are   the   responsibility  of   the   Company's
     management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We  conducted  our  audits  in  accordance  with
     auditing  standards generally  accepted  in  the
     United  States. Those standards require that  we
     plan and perform the audits to obtain reasonable
     assurance about whether the financial statements
     are  free  of  material misstatement.  An  audit
     includes  examining, on a test  basis,  evidence
     supporting  the amounts and disclosures  in  the
     financial  statements. An  audit  also  includes
     assessing  the  accounting principles  used  and
     significant  estimates made  by  management,  as
     well   as   evaluating  the  overall   financial
     statement  presentation.  We  believe  that  our
     audits  provide  a  reasonable  basis  for   our
     opinion.

     In   our  opinion,  the  consolidated  financial
     statements referred to above present fairly,  in
     all material respects, the financial position of
     Terra   Systems,  Inc.  and  subsidiary  as   of
     December  31, 1999 and 1998, and the results  of
     their  operations and their cash flows  for  the
     years ended December 31, 1999 and 1998, and  for
     the  cumulative  period from February  17,  1996
     (date  of inception) through December 31,  1999,
     in   conformity   with   accounting   principles
     generally accepted in the United States.

     The  accompanying financial statements have been
     prepared assuming that the Company will continue
     as a going concern. The Company is a development
     stage enterprise engaged in the development  and
     commercialization  of  a  pneumatic   conveyance
     system  to handle materials in a bulk state.  As
     discussed   in   Note  1  to  the   consolidated
     financial  statements, the  Company's  operating
     losses   since   inception   and   the   deficit
     accumulated  during the development stage  raise
     substantial doubt about its ability to  continue
     as   a   going   concern.   Management's   plans
     concerning  these matters are also described  in
     Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



     HANSEN, BARNETT & MAXWELL
     Salt Lake City, Utah
     July 31, 2000


/22/


               TERRA SYSTEMS, INC. AND SUBSIDIARY
                  (A Development Stage Company)
                   CONSOLIDATED BALANCE SHEETS

                                      June     December 31,
                                       30,
                                      2000     1999    1998
                                   ---------  ------  ------
        (Unaudited)
                                  ASSETS
        Current Assets
        Cash                       $ 5,239  $ 1,429 $ 4,499

        Receivables                  6,225    5,075  22,311

        Prepaid expenses                 -        -   1,259

        Total Current Assets        11,464    6,504  28,069
                                   --------  ------  -------
        Property and Equipment
        Leasehold improvement      331,642  331,642  331,642

        Furniture and equipment    687,557  687,424  687,318

        Trucks and automobiles      22,000   22,000  22,000

        Software                    10,380   10,380  10,380

        Less:  Accumulated       (472,463) (410,000) (284,177)
        depreciation

        Net  Property  and         579,116  641,446  767,163
        Equipment

        Total Assets             $ 590,580 $ 647,950 $ 795,232
                                  ========  ========  ========

               LIABILITIES AND STOCKHOLDERS' DEFICIT

        Current Liabilities
        Accounts payable        $ 331,062 $ 316,183 $ 236,298

        Accounts payable to       255,632   200,175    80,474
        related party

        Accrued liabilities       631,486   542,224   401,082

        Accrued interest payable  231,393   192,946   106,818

        Notes  payable to               -         -    10,367
        stockholders  -   current
        portion

        Capital lease obligation  219,126   178,210   108,014
        - current portion

        Total Current           1,668,699  1,429,738  943,053
        Liabilities             ---------  ---------  -------

        Long-Term Liabilities
        Notes payable to          656,517   756,517   751,769
        stockholders - net of
        current portion

        Capital lease obligation   46,342    95,580   188,801
        - net of current portion

        Total Long-Term           702,859   852,097   940,570
        Liabilities               -------   -------   -------

        Stockholders' Deficit
        Common stock, $0.001  par
        value; 100,000,000
             shares   authorized;
        shares outstanding:
        June 30, 2000 -
        17,025,393 shares,

        December 31, 1999 -
        15,827,800 shares,

        December 31, 1998 -        17,025   15,828      14,744
        14,743,414 shares
        Additional paid-in      4,409,536  3,589,098   3,025,487
        capital

        Deficit accumulated    (6,194,257) (5,210,718) (3,980,855)
        during the development
        stage

        Deferred compensation     (13,282)    (28,093)   (147,767)

        Total Stockholders'    (1,780,978) (1,633,885) (1,088,391)
        Deficit

        Total Liabilities and
        Stockholders' Deficit    $590,580    $647,950    $795,232



/24/


               TERRA SYSTEMS, INC. AND SUBSIDIARY
                  (A Development Stage Company)
              CONSOLIDATED STATEMENTS OF OPERATION


                                                  Cumulat    Cumulat
                                                  ive For    ive For
                                                    The        The
                                                  Period     Period
             For the Six Months   For the Year    February   February
             Ended June          Ended December      17,       17,
                   30,                31,           1996      1996
                                                  (incept    (incept
                                                    ion)       ion)
                                                  Through    Through
                                                   June      December
                                                    30,         22,

                2000    1999     1999     1998      2000       1999
               ------  -----   -------   ------    ------     ------
               (Unaudited)                      (Unaudited)

Revenues     $ 6,150 $ 55,920 $ 159,705 $166,767  $335,822    329,672

Cost of        2,497   31,582   144,950  160,111   307,558    305,061
Revenues

Gross          3,653   24,338    14,755    6,656    28,264     24,611
Profit

Expenses
Research      73,649   45,122   122,518  240,296 1,265,961  1,192,312
and
Development

General and  805,018  409,171   895,651  826,137 4,030,607  3,225,589
administrative

Depreciation and
Amortization  62,463   63,102   125,823  129,488   478,444    415,981


Total       941,130   517,395  1,143,992 1,195,921 5,775,012 4,833,882
Expenses    -------  --------  --------- --------- --------- ---------

Loss from (937,477) (493,057) (1,129,237) (1,189,265) (5,746,748) (4,809,271)
Operations --------  --------  ---------  ----------   ---------  -----------

Nonoperating
Income/
(Expenses)

Interest   (46,073)  (46,283)  (100,643) (110,342)  (343,554)  (297,481)
expense

Interest         11        -        17       150     1,716      1,705
income

Loss on           -        -         -         -  (99,000)   (99,000)
sale of
securities

Loss on           -        -         -   (4,750)   (6,671)    (6,671)
sale of      ------    -----      ----   -------   -------    -------
assets

Net
Nonoperating
Income/
(Expenses) (46,062) (46,283) (100,626) (114,942) (447,509)  (401,447)
            -------  -------  --------  --------  --------   --------

Net Loss $(983,539)$(539,340)$(1,229,863)$(1,304,207)$(6,194,257)$(5,210,718)
           =======   =======   =========   =========   =========   =========

Basic and
Diluted
Loss
Per Share   $(0.06)  $(0.04)   $(0.08)   $(0.09)  $(0.45)    $(0.38)
            =======  =======   =======   =======  =======    ========
Weighted
Average
Shares Out-
standing  16,357,291 15,057,282 15,342,540 14,271,091 13,851,918 13,579,216
          ========== ========== ========== ========== ========== ==========



/25/


               TERRA SYSTEMS, INC. AND SUBSIDIARY
                  (A Development Stage Company)
        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                    Common Stock
                                                    Deficit
                                    Additi  Common  Accumu  Deferr    Total
                    Number           onal   Stock   lated     ed      Stockh
                      of    Amount  Paid-   Subscr  During  Compen    olders'
                    Shares           In    iptions   the    sation    Deficit
                                   Capital          Develo
                                                     pment
                                                     Stage
                   -------  ------  ------  ------  -------  -----    ------
Balance -                -     $  -    $  -    $  -     $  -   $  -      $  -
February 17, 1996
(Inception)

March 1996 -     48,000,000  48,000  (47,520)    -        -      -       480
$0.00 per share
Shares issued to
acquire

Xullux-May 1996-  2,955,000   2,955  (2,955)     -        -      -         -
$0.00 per share

Common stock
subscriptions -
July
1996 through             -        -       -  196,000      -      -   196,000
September 1996

Stock issued for
cash:

September 1996-    706,500     707  667,793   10,000      -      -   678,500
$0.80 to $1.00
per share

October 1996-      350,000     350  279,650        -      -      -   280,000
$0.80 per share
November 1996 -     12,000      12   20,988        -      -      -    21,000
$1.75 per share
December 1996 -     57,500      58  103,692        -      -      -   103,750
$1.75 to $2.00
per share

January 1997 -     126,000     126  145,374        -      -      -   145,500
$1.00 to $1.75
per share

February 1997-     100,000     100   99,900        -      -      -   100,000
$1.00 per share

March 1997 -        25,413      25   44,448        -      -      -    44,473
$1.75 per share
April 1997 -         7,500       8   14,992        -      -      -    15,000
$2.00 per share

May 1997 - $1.00   100,000     100   99,900        -      -      -   100,000
per share

June 1997 - $1.00   90,000      90   89,910        -      -      -    90,000
per share

August 1997 -       70,000      70   44,930        -      -      -    45,000
$0.50 to $1.00
per share

October 1997 -      25,000      25   24,975        -      -      -    25,000
$1.00 per share

November 1997 -    172,399     173  128,243        -      -      -   128,416
$0.72 to $0.80
per share

December 1997 -     84,375      84   67,416        -      -      -    67,500
$0.80 per share

Stock issued in
satisfaction of
subscription
agreements:

October B          246,000     245  205,755 (206,000)     -      -         -
December - $0.80
to $1.00 per
share

December - $0.76   231,000     231  174,569 (174,800)     -      -         -
per share

Stock-based
compensation for
current and
future services -
May 1997 - $1.00    75,000     75    74,850       -       -  (74,925)      -
per share
Stock issued for
marketable
securities -
September 1996 -    19,000     19    15,181 174,800       -        -  190,000
$0.80 per share

Stock
redemptions:

Stock redemption
from original
investors -
$0.001 per share (36,775,000) (36,775)   -       -        -        -  (36,775)

Redemption of
stock (no
consideration)
- September 1996  (3,000,000)  (3,000) 3,000     -        -        -        -

Amortization of          -      -         -      -        -   44,955   44,955
deferred
compensation
Net loss from
February 17, 1996
through
December 31, 1997        -      -         -      -  (2,676,648)  - (2,676,648)


Balance -        13,677,687 13,678  2,255,091  -  (2,676,648)(29,970)(437,849)
December 31,1997 ---------- ------  --------- ---  ---------- ------  --------

Stock issued for
cash:

April - $0.50 to    239,502   240    146,671   -       -         -    146,911
$0.73 per share

May - $0.75 to       38,333    38     29,962   -       -         -     30,000
$0.80 per share

June - $0.75 per     30,146    30     22,579   -       -         -     22,609
share

July - $0.36 to     236,846   237    119,368   -       -         -    119,605
$0.73 per share

August - $0.50       20,000    20      9,980   -       -         -     10,000
per share

November - $0.30     78,000    78     24,772   -       -         -     24,850
to $0.33 per
share

December - $0.32     72,900    73     23,664   -       -         -     23,737
to $0.33 per
share

Stock-based
compensation for
current and
future services     350,000   350   393,400    -       -  (393,750)         -
March - $1.13

Amortization of           -     -         -    -       -    275,953   275,953
deferred
compensation
Net loss for the          -     -         -    - (1,304,207)     - (1,304,207)
period

Balance December 14,743,414 14,744 3,025,487 - (3,980,855)(147,767)(1,088,391)
31, 1998         ========== ====== ========= == =========  =======  =========


/27/


               TERRA SYSTEMS, INC. AND SUBSIDIARY
                  (A Development Stage Company)
        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                     Common Stock
                                                    Deficit
                                    Additi  Common  Accumu  Deferr    Total
                    Number           onal   Stock   lated     ed      Stockh
                      of    Amount  Paid-   Subscr  During  Compen    olders'
                    Shares           In    iptions   the    sation    Deficit
                                   Capital          Develo
                                                     pment
                                                     Stage
                   -------  ------  ------  ------  -------  -----    ------

  Balance      14,743,414  14,744 3,025,487  - (3,980,855)(147,767)(1,088,391)
  December     ----------  ------ --------- --  ---------  -------  ---------
  31, 1998

  Stock
  issued for
  cash:

  January -        100,000     100   49,900      -        -      -    50,000
  $0.50 per
  share
  April -           20,000      20    4,980      -        -      -     5,000
  $0.25 per
  share

  May -             20,000      20    9,980      -        -      -    10,000
  $0.50 per
  share

  June -           100,000     100   49,900      -        -       -   50,000
  $0.50 per
  share

  July -           200,000     200   50,260      -        -       -   50,460
  $0.25 per
  share

  September        145,000     145   59,855      -        -       -   60,000
  - $0.40
  and $0.50
  per share

  October -         60,000      60   29,940      -        -       -   30,000
  $0.50 per
  share

  December -        60,000      60   29,940      -        -       -   30,000
  $0.50 per
  share

  Stock
  issued for
  retirement
  of debt
  January -        200,000    200   49,800       -        -       -   50,000
  $0.25 per
  share

  Stock
  issued for
  services
  March -          106,286    106   53,083       -        -       -   53,189
  $0.50 per
  share

  June -            60,000     60   29,940       -        -       -   30,000
  $0.50 per
  share

  September         43,000     43   29,957       -        -       -   30,000
  - $0.70
  per share

  December -        50,000     50   29,950       -        -       -   30,000
  $0.60 per
  share

  Outstanding
  stock
  from
  acquisition
  of
  Xullux not           100      -        -       -        -       -        -
  previously
  recorded

  Deferred
  compensati
  on
  relating
  to grant
  of stock               -      -  179,126       -        -       -  179,126
  options

  Stock-
  based
  compensati
  on for
  current
  and
  future
  services
   September        20,000     20   19,300       -        -  (19,320)      -
  - $0.97
  per share-

  Stock
  redemption
  from
  former
  officer
  December -     (100,000)  (100) (112,300)      -        -  112,400       -
  $1.13 per
  share

  Amortizati
  on of
  deferred
  compensation          -      -         -       -        -   26,594  26,594

  Net loss              -      -         -      - (1,229,863)    - (1,229,863)
  for the
  period

  Balance -   15,827,800  15,828  3,589,098   - (5,210,718)(28,093)(1,633,885)
  December    ----------  ------  ---------  --  ---------  ------  ---------
  31, 1999

  Stock
  redemption
  from
  officer
  (unaudited
  ):
  February -     (50,000)  (50)  (56,150)    -       -   56,200       -
  $0.89 per
  share
  Stock
  issued for
  cash
  (unaudited):

  January -        12,000   12      2,988    -       -        -   3,000
  $0.25 per
  share

  February -       40,000   40      9,960    -       -        -  10,000
  $0.25 per
  share

  March -         139,340  139     34,696    -       -        -  34,835
  $0.25 per
  share

  April -          33,333   33      9,967    -       -        -  10,000
  $0.30 per
  share

  Stock
  issued for
  services
  (unaudited
  ):
  March -         60,000   60      29,940    -       -        -  30,000
  $0.50 per
  share

  May -           62,920   63      29,937    -       -        -  30,000
  $0.48 per
  share

  Conversion
  of debt
  through
  the
  exercise
  of stock       500,000  500     99,500     -       -        -  100,000
  options
  (unaudited)

  Exercise       400,000  400     99,600     -       -        -  100,000
  of stock
  rights
  (unaudited)

  Consulting
  expense
  relating
  to grant
  of
  stock               -    -    560,000      -       -        -  560,000
  options
  (unaudited)

  Amortizati
  on of
  deferred
  compensati
  on
  (unaudited)        -     -         -       -       -  (41,389) (41,389)

  Net loss           -     -         -       -  (983,539)     - (983,539)
  for the
  period
  (unaudited)


  Balance-  17,025,393 $17,025 $4,409,536 $ -$(6,194,257)$(13,282)$(1,780,978)
  June 30,  ==========  ======  =========  ==  =========  =======  ===========
  2000
  (Unaudited)


/29/



               TERRA SYSTEMS, INC. AND SUBSIDIARY
                  (A Development Stage Company)
              CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  Cumulative    Cumulative
                                                                     For            For
                                                                     the            the
                                                                    Period         Period
                                                                   February       February
                                                                   17, 1996       17, 1996
                       For the Six                                (inception)   (Inception)
                       Months Ended        For the Year Ended        Through       Through
                         June 30,              December 31,
                                                                     June         December
                                                                      30,            31,
                    2000        1999       1999         1998          2000           1999
                   ------       -------    ------       ------        -------       --------
Cash Flows From
Operating
Activities
Net loss           $(983,539)  $(539,340)  $(1,229,863)  $(1,304,207)  $(6,194,257)  $(5,210,718)

Adjustments to
reconcile net
loss to
net cash used by
operating
activities:
Depreciation and      62,463      63,102       125,823       129,488       478,444      415,981
amortization
Loss on sale of
investment
   Securities              -           -             -             -        99,000       99,000
Loss on sale of            -           -             -         4,750         6,671        6,671
assets
Compensation
paid with common
stock net of          18,611      53,301       205,720       275,953       545,239      526,628
forfeitures
Consulting
expense relating
to
grant of stock       560,000           -             -             -       560,000            -
options
Changes in
current assets
and liabilities:
Receivables          (1,150)     (10,570)       17,236       (21,111)      (6,225)      (5,075)

Prepaid expenses          -          (88)        1,259         3,552            -            -
Accounts payable     14,879      194,722       336,517       161,609      612,862      534,440
Accounts payable
- related
   Party             55,458         (631)       55,639        (9,914)     166,403      174,387
Accrued              89,261      114,471       141,142       188,398      631,485      542,325
liabilities
Accrued interest     38,447       40,443        86,128        70,266      231,393      192,946
payable
Net Cash Used by
Operating
   Activities      (145,570)     (84,590)     (260,399)     (501,216)  (2,868,985)  (2,723,415)


Cash Flows From
Investing
Activities
Purchase of            (133)        (106)         (106)      (31,022)   (662,597)    (662,464)
equipment
Organization              -            -             -             -      (4,755)      (4,755)
costs paid
Proceeds from             -            -             -        20,211     117,715      117,715
sale of assets

Net Cash Used by
Investing
   Activities          (133)        (106)         (106)      (10,811)   (549,637)    (549,504)


Cash Flows From
Financing
Activities
Proceeds from
borrowings -
   Stockholders          -             -             -       208,352     870,111     870,111
Payments on
borrowings -
   Stockholders          -        (5,000)       (5,000)      (20,000)   (149,750)   (149,750)


/30/



Proceeds from
stock issuance
and
   Subscriptions   157,835       115,000       285,460       377,712   2,861,626   2,703,791

Payments on         (8,322)      (23,025)      (23,025)      (64,796)   (158,126)   (149,804)
capital lease
obligations

Net Cash
Provided by
Financing
   Activities      149,513        86,975       257,435       501,268   3,423,861  3,274,348


Net Increase         3,810         2,279        (3,070)      (10,759)      5,239      1,429
(Decrease) in
Cash
Cash at              1,429         4,499         4,499        15,258           -          -
Beginning of
Period

Cash at End of      $5,239        $6,778        $1,429      $  4,499    $  5,239   $  1,429
Period              ======         =====        ======      ========     =======    =======



/31/



NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
          PRINCIPLES

Organization- Terra Systems, Inc. was incorporated on February 17, 1996 pursuant to the laws of the State of Utah. It is a development stage company whose primary business purpose is the development and commercialization of a pneumatic conveyance system to handle materials in a bulk state in industrial research and processing.

Xullux, Inc. was incorporated under the laws of the state of Utah on November 4, 1983 under the name of Bunker Research, Inc. It changed its name to Diamond Resources, Inc. on May 15, 1984 and changed its name again to Xullux, Inc. on August 6, 1988. On May 1, 1996, Xullux, Inc. entered into a merger agreement with Terra Systems, Inc. whereby Terra Systems, Inc. was merged into a newly-formed subsidiary of Xullux, Inc. called Terra Merger Subsidiary, Inc. and the Terra Systems, Inc. stockholders were issued 48,000,000 shares of Xullux, Inc. common stock.

For financial accounting purposes, the merger was accounted for by the purchase method of accounting with Terra Systems, Inc. considered the acquiring corporation. The historical financial statements of Terra Systems, Inc. were restated to reflect the shares issued to the Terra Systems, Inc. stockholders as being outstanding for all periods presented, similar to a stock split. Xullux, Inc. had no assets at the date of the merger and was considered a shell corporation; accordingly, the 2,955,100 shares held by the Xullux, Inc. stockholders were deemed to have been issued for no consideration. The operations of Xullux, Inc. have been included in the statements of operations from the date of the merger.

Following the reorganization, Xullux, Inc. changed its name to Terra Systems, Inc.

Principles of Consolidation- The consolidated financial statements include the accounts of Terra Systems, Inc. and its wholly owned subsidiary Terra Merger Subsidiary, Inc. All intercompany transactions have been eliminated. The consolidated entities are collectively referred to herein as the Company or Terra Systems.

Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation- The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements for the six month period ended June 30, 2000, and the years ended December 31, 1999 and 1998, the Company has received nominal revenue and incurred net losses of $983,539, $1,229,863 and $1,304,207, respectively. At
December 31, 1999, the Company had a working capital deficit of $1,423,234. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amount and classification of liabilities which might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on


/32/


a timely basis, to obtain additional financing as may be required, and ultimately to attain successful operations.

The Company's management is in the process of negotiating various agreements to perform research on and the development of pneumatic conveyance systems to handle materials in a bulk state in industrial research and processing. Management also intends to use capital and debt financing as needed to supplement the cash flows that potentially could be generated through the successful negotiation of agreements. As discussed in Note 3, the Company entered into an agreement with a corporation for consultation and advisory services related to business management and marketing. As a result of this agreement, the Company received $100,000 for the issuance of common stock and options. This agreement allows for additional cash proceeds through the issuance of additional common stock and options. Aside from this agreement, the Company obtained additional cash proceeds of $57,835 through the issuance of common stock.

Property and Equipment- Property and equipment are recorded at cost and are depreciated using the straight-line method based on the expected useful lives of the assets which range from five to fifteen years. Depreciation expense for the six month period ended June 30, 2000, and the years ended December 31, 1999 and 1998 was $62,463, $125,823 and $125,259, respectively.

Long-Lived Assets- The realizability of long-lived assets is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amounts. An impairment loss is recognized for the excess of the carrying amount over the fair value of the assets. Fair value is determined based on estimated discounted net future cash flows or other valuation techniques available in the circumstances. This analyses involves significant management judgement to evaluate the capacity of an asset to perform within projections. Based upon these analyses, no impairment losses were recognized in the accompanying financial statements.

Financial Instruments- The amounts reported as cash, receivables, accounts payable, accrued liabilities, notes payable to stockholders and obligations under capital leases are considered to be reasonable approximations of their fair values. The fair value estimates presented herein were based on market information available to management as of June 30, 2000. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts. The reported fair values do not take into consideration potential expenses that would be incurred in an actual settlement.

Revenue Recognition- The Company's revenue source has come from providing research and development on behalf of another corporation. Revenue from research and development contracts is recognized on a cost reimbursement basis. As tests are performed and costs incurred, the Company recognizes the proceeds as revenue at the time of billing. All contracts are for specific research and development projects and are short term in nature.

Basic and Diluted Loss Per Share- The Company computes net loss per share in accordance with SFAS No. 128 Earnings Per Share (SFAS 128), and SEC Staff Accounting Bulletin No. 98 (SAB 98). Under the provisions of SFAS 128 and SAB 98, basic loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated to give effect to potentially issuable common shares except during loss periods when those potentially issuable common shares would decrease the loss per share. At June 30, 2000 and December 31, 1999, respectively, there were 2,400,000 and 2,500,000 potentially issuable common shares which were excluded from the calculation of diluted loss per common share as their effect would have been anti-dilutive,


/33/


thereby decreasing the net loss per common share.
There were no potentially issuable shares at December 31, 1998.

NOTE 2 - RELATED PARTY TRANSACTIONS

As discussed in Notes 9 and 10, the Company entered into capital and operating lease obligations with a company under common ownership. The Company has violated its lease agreements by being delinquent in its payments regarding these leases. At June 30, 2000 and December 31, 1999 and 1998, the Company owed this related party $197,930, $161,456 and $31,560, respectively, in delinquent rent, executory fees, late fees, sales tax and cash advances. Certain Officers of the Company have from time to time advanced the Company funds used for operating expenses. At June 30, 2000 and December 31, 1999 and 1998, the Company owed these Officers $57,702, $38,719 and $48,913, respectively. Total amounts due to Related Parties as shown on the balance sheet at June 30, 2000, December 31, 1999 and 1998 are: $255,632,
$200,175 and $80,473. All amounts are due on demand with no interest. See Note 9 for principal amounts due on capital leases to related party.

NOTE 3 - STOCK RIGHTS

On March 29, 2000, the Company entered into an agreement with a corporation for consultation and advisory services related to business management and marketing. In consideration for the services to be provided, the Company agreed to grant to the corporation the right to purchase 50,000 equity units at a purchase price of $5.00 per unit. Each unit consists of 20 freely tradable common shares and the option to purchase five shares at $0.50, five shares at $0.75, five shares at $1.00, and five shares at $1.25 all freely tradeable shares. The option to purchase the 1,000,000 shares may not be exercised after March 22, 2001, unless the corporation arranges for an acceptable second offering agreed to by the Company, in which the option shall automatically extend for an additional two years and expire on March 22, 2003.

The agreement for services shall be in effect from March 22, 2000 and shall continue in effect for a period of six months. The agreement may be renewed for a three-month period thereafter, upon mutual agreement of the parties.

The Company measured compensation under this stock-based agreement using the fair value at the grant date consistent with SFAS No. 123, Accounting for Stock-Based Compensation. Under this method, the Company recognized consulting expense of $560,000. The fair value of $11.20 for each equity unit granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0.0%; expected volatility of 145.00% risk-free rate of 6.13% and expected life of options of 1.0 year.

Upon grant of the rights, the corporation exercised its right and purchased 20,000 equity units. The Company received $100,000 for the delivery of 400,000 unrestricted shares of common stock and issued options to purchase an additional 100,000 shares at $0.50, 100,000 shares at $0.75, 100,000 shares at $1.00 and
100,000 shares at $1.25.

In connection with the consulting agreement, the corporation will recommend the Company to potential investors. A finder's fee will be paid to the corporation as a percentage of funds obtained. A finder's fee of $150,000 would be paid on $5,000,000 obtained. An additional 1% would be owed on any additional funds obtained over the $5,000,000. The corporation may elect to obtain all or part of its fee in shares of the Company's stock. The stock will be valued at 80% of its most recent bid price for purposes of conversion to cash value.

NOTE 4 - STOCK OPTIONS


/34/


The Company accounts for its stock options issued to directors, officers and employees under Accounting Principles Board Opinion No. 25 and related interpretations (APB 25). Under APB 25, compensation expense is recognized if an option's exercise price on the measurement date is below the fair value of the Company's common stock. The Company accounts for options and warrants issued to non-employees in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123) which requires these options and warrants to be accounted for at their fair value.

Employee Grants- On January 12, 1999, the company granted 2,500,000 stock options to employees and directors of the Company. The options are exercisable at $0.20 per share, exercisable immediately and expire two years from the date of grant. The fair value was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0.0%; expected volatility of 136%; risk-free rate of 4.61% and expected life of options of 2.0 years.

On March 2, 1999, a Director of the Company resigned and forfeited 250,000 options.

Non Employee Grants- As discussed in Note 3, the Company entered into an agreement with a corporation for consultation and advisory services related to business management and marketing. In consideration for the services to be provided, the Company agreed to grant to the corporation the right to purchase 50,000 equity units. Upon grant of the rights, the corporation exercised its right and purchased 20,000 equity units. Accordingly, the Company issued options to purchase 100,000 shares of common stock at $0.50, 100,000 shares at $0.75, 100,000 shares at $1.00 and 100,000 shares at $1.25.

Also discussed in note 3, the Company recognized consulting expense of $560,000 in connection with the grant of the stock rights. Accordingly, any consulting expense associated with the grant of the 400,000 stock options mentioned above was previously recognized.

Outstanding Stock Options- A summary of stock option activity for the six months ending June 30, 2000 and the year ending
December 31, 1999 is as follows:


                                                      Weighted
                                                      Average
                            Options        Price      Exercise
                                           Range       Price
                            ----------   ----------  -----------
Balance,  December 31,               -            -            -
1998

Granted                      2,500,000         0.20         0.20
Forfeited                    (250,000)         0.20         0.20

Balance,  December   31,     2,250,000         0.20         0.20
1999

Granted                        400,000    0.50 - 1.25       0.88
Exercised                    (500,000)         0.20         0.20

Balance, June 30, 2000       2,150,000    0.20 - 1.25       0.31



A summary of stock options outstanding and exercisable as of June 30, 2000, and December 31, 1999 follows:


/35/

  June 30, 2000

                 Options Outstanding          Options Exercisable
               ----------------------       ----------------------
Range of    Number    Weighted-              Number
Exercise   Outstandi   Average   Weighted-  Exercisab  Weighted-
 Prices       ng      Remaining   Average      le       Average
              At      Contractu  Exercise      At      Exercise
           06/30/00    al Life     Price    06/30/00     Price
-------  -----------  ---------  ---------  ---------  ---------
 $0.20     1,750,000       0.54      $0.20  1,750,000      $0.20
                          years

0.50-1.25    400,000       0.73       0.88    400,000       0.88
            --------      years              --------
           2,150,000                        2,150,000
           =========                        =========


  December 31, 1999

                 Options Outstanding        Options Exercisable
                ---------------------      ----------------------
 Range of    Number    Weighted-              Number
Exercise   Outstandi   Average   Weighted-  Exercisab  Weighted-
 Prices       ng      Remaining   Average      le       Average
              At      Contractu  Exercise      At      Exercise
           12/31/99    al Life     Price    12/31/99     Price
--------   ---------  ---------  --------  ----------  --------
  $0.20    2,250,000   1 year      $0.20    2,250,000    $0.20


Stock-based compensation charged to operations was $179,126 for the year ended December 31, 1999 from options granted to employees and directors. Had compensation cost for the Company's options granted to employees been determined based on the fair value at the grant dates consistent with the alternative method set forth under Statement of Financial Accounting Standards No. 123, net loss and loss per share would have increased to the pro forma amounts indicated below:

                             For the Six      For the Year
                             Months Ended         Ended
                               June 30,       December 31,
                                 2000             1999
                              -----------     ---------------
Net loss:
As reported                     $(983,539)       $(1,229,863)
Pro forma                        (983,539)        (1,545,001)

Basic and diluted loss  per
share:
As reported                         (0.06)             (0.08)
Pro forma                           (0.06)             (0.10)

NOTE 5 - STOCKHOLDERS' EQUITY

Stock-Based Compensation for Current and Future Services- During the years ended December 31, 1999 and 1998 and the period from February 17, 1996 (Inception) through December 31, 1997, the Company issued 20,000, 350,000 and 75,000 shares of common stock at $0.001 per share, respectively, to various employees for current and future services. The shares had a market value of $19,320, $393,750 and $74,925 or $0.97, $1.13 and $1.00 per
share on the day of issuance, respectively. Under the terms of the stock issuance, the Company can reacquire all the stock at $0.001 per share within one year from the date of issuance and one half of the shares within two years from the date of issuance. These shares are considered non-vested and have been accounted for in accordance with APB 25 Accounting for Stock
Issued   to


/36/


Employees,  whereby  the  Company  is  recognizing
compensation expense over the vesting period of the stock for the difference between the fair value of the stock on the day of issuance and the consideration paid by the employees. In the event employment should be terminated, all non-vested shares of stock shall be forfeited by the employee.

During the six months ended June 30, 2000, an officer of the Company, who had been issued 150,000 shares of the above mentioned stock, forfeited 50,000 shares of non-vested common stock valued at $56,200. During the year ended December 31, 1999, an officer of the Company, who had been issued 200,000 shares of the above mentioned stock, left the Company. Accordingly, the officer forfeited 100,000 shares of non-vested common stock which was valued at $112,400.

The Company recognizes compensation expense for the above shares over the period the shares vest. During the six months ended June 30, 2000, the years ended December 31, 1999 and 1998 and the period from February 17, 1996 (Inception) through December 31, 1997, the Company recognized compensation expense of $41,389, $205,720, $275,953 and $44,955, respectively. Deferred compensation was $13,282, $28,093 and $147,767 at June 30, 2000
and December 31, 1999 and 1998, respectively.

Common Stock Issued to Acquire Xullux- On May 1, 1996, Terra Systems, Inc. entered into a merger agreement with Xullux, Inc., whereby Terra Systems, Inc. agreed to issue 2,955,000 shares of common stock for all of the outstanding common stock of Xullux, Inc. Xullux, Inc. had no assets at the date of the merger and was considered a shell corporation; accordingly, the 2,955,000 shares held by the Xullux, Inc. stockholders were deemed to have been issued for no consideration.

Common Stock Issued for Cash- During the six months ended June 30, 2000, the Company issued 224,673 shares of common stock for proceeds of $57,835 at prices ranging from $0.25 to $0.30 per share. During the year ended December 31, 1999, the Company issued 705,000 shares of common stock for proceeds of $285,460 at prices ranging from $0.25 to $0.50 per share. During the year ended December 31, 1998, the Company issued 715,727 shares of common stock for proceeds of $377,712 at prices ranging from $0.30 to $0.80 per share. During the period from February 17, 1996 (Inception) through December 31, 1997, the Company issued 1,926,687 shares of common stock for proceeds of $1,834,139 at prices ranging from $0.50 to $2.00 per share.

Common Stock Issued in Satisfaction of Subscription Agreements and Marketable Securities- Between July and September 1996,
$206,000 was contributed to the Company under various stock purchase agreements for future issuances of common stock. In October through December 1996, the Company issued 246,000 shares of common stock in satisfaction of these subscription agreements.

In May 1996, the Company entered into an agreement to issue 250,000 shares of common stock to acquire an investment in another company, which had a fair value of $190,000. By September 30, 1996, the Company had issued 19,000 shares of common stock relating to this transaction. The remaining 231,000 common shares were issued in December 1996. The investment in another company was sold in 1996 for $91,000, and a loss of $99,000 was recorded.

Common Stock Issued for Services- During the six months ended June 30, 2000 and the year ended December 31, 1999, the Company issued 122,920 and 259,286 shares, respectively, of common stock for consulting services. The common stock was valued at prices ranging from $0.48 to $0.70 per share. For the six months ended June 30, 2000 and the year ended December


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31, 1999, the Company
charged   $143,189   and  $60,000  of  consulting   expense   to
operations, respectively.

Common Stock Redemptions- In 1996, the Company issued 48,000,000 shares of common stock upon organization of the Company. In 1997, the Company exercised its right to repurchase 36,775,000 shares of common stock from two shareholders at $0.001 per share. The stock redemption was paid by the Company issuing 10% promissory notes.

In  September  1996,  the Company redeemed a total  of  3,000,000
shares   of   the  Company's  common  stock  from  six  different
shareholders for no consideration.

Common Stock Issued for the Conversion of Debt- During the six months ended June 30, 2000, a stockholder exercised 500,000 options. The Company issued 500,000 shares of common stock for the conversion of notes payable to stockholders in the amount of $100,000 or $0.20 per share. During the year ended December 31, 1999, the Company issued 200,000 common shares for the retirement of accounts payable to a related party, valued at $50,000 or $0.25 per share.

Stock Right Exercised- During the period ended June 30, 2000 (as discussed in Note 3) the Company granted stock rights in connection with a consulting agreement. The Company recognized consulting expense of $560,000 in connection with the grant of these stock rights. Upon grant of the rights, the corporation exercised its right and the Company issued 400,000 shares of common stock for $100,000 or $0.20 per share.

NOTE 6-NOTES PAYABLE TO STOCKHOLDERS

During  the  six  months ended June 30, 2000, the Company  issued
500,000 shares of common stock upon conversion of notes payable to stockholders in the amount of $100,000, or $0.20 per share.

Notes payable to stockholders are as follows:

                    June          December31,
                     30,
                    2000         1999      1998
                   --------    --------   ---------
Notes   payable
to
stockholders,
interest
rates  from  6%
to  10% payable
monthly,
all  such notes
mature  between
December 2001
and     January
2010, unsecured    $ 619,742   $ 719,742   $ 725,361

Notes   payable
to stockholders
for redemption
of  stock,  10%
interest
payable
monthly, due
April 2002            36,775      36,775      36,775

Total  Notes         656,517     756,517     762,136
Payable to
Stockholders
Less:   Current            -           -    (10,367)
portion
Notes   Payable
to Stockholders
- Long-Term        $ 656,517   $ 756,517   $ 751,769
                    ========    ========    ========


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Annual  maturities of long-term debt as of December 31, 1999  for each of the next five years are as follows:

            Year Ending
            December 31:
            ------------
            2000                           $  -

            2001                         79,088

            2002                        462,696

            2003                        202,733

            2004                              -

            Thereafter                   12,000


NOTE 7 - INCOME TAXES

There was no benefit or provision for income taxes during 1999 or 1998. The following presents the components of the net deferred tax asset at December 31, 1999 and 1998:

                                       1999        1998
                                 ----------  ----------

       Operating loss           $ 1,560,781  $ 1,227,497
       carryforwards

       Accrued and deferred         145,470      100,710
       compensation

       Capital loss                  36,927       36,927
       carryforward

       Total Deferred Tax         1,743,178    1,365,134
       Assets

       Less: Valuation           (1,743,178)  (1,365,134)
       Allowance

       Net Deferred Tax Asset          $  -         $  -
                                     ======       ======

The valuation allowance increased $378,044 and $377,458 during the years ended December 31, 1999 and 1998. The Company has a net operating loss carryforward of $4,184,399 which expires, if unused, in the years 2012 through 2019.

The following is a reconciliation of the income tax benefit computed at the federal statutory tax rate with the provision for income taxes for the periods ended June 30, 2000, December 31, 1999 and 1998:
                             June 30,         December 31,
                                 2000       1999      1998
                             --------     -------   -------
Income tax benefit at      $(334,403) $(418,119) $(443,430)
statutory rate (34%)

Change in valuation          379,494    378,044    377,458
allowance

State  tax, net of  federal  (32,457)   (40,582)  (43,039)
benefit

Non deductible expenses      (12,634)     80,657   109,011

Provision for Income Taxes      $  -       $  -      $  -


NOTE 8 -RESEARCH AND DEVELOPMENT EXPENSE

Research and development and patent development have been the principal function of the Company. Expenses in the accompanying financial statements include certain costs which are directly associated with the Company's research and development. These costs, which consist primarily of fees paid to individuals, materials and supplies amounted to $73,649, $122,518 and


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$240,296
for  the six month period ended June 30, 2000 and the years ended
December 31, 1999 and 1998, respectively.

NOTE 9 - CAPITAL LEASE OBLIGATION

In October 1996, the Company entered into capital lease obligations with a company under common ownership. The related company entered into an equipment lease with a financial institution and is responsible to make all payments regarding the lease. The Company is currently paying to the related company the amount of the lease payment plus various other executory fees. These leases expire in March 2002. Equipment under capital leases of December 31, 1999 was as follows:

               Equipment            $  423,594
               Less: Accumulated      (182,871)
               depreciation           =========
                                    $  240,723


The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 1999:

       Year Ending December 31,
       2000                        $  323,050
       2001                           140,470
       2002                             8,434

       Total Minimum Lease Payments   471,954

       Less:   Amount   representing  (154,138)
       executory costs

       Net Minimum Lease Payments     317,816

       Less:   Amount   representing  (44,026)
       interest

       Present  Value of Net Minimum  273,790
       Lease Payments

       Less: Current portion          (178,210)


       Capital  Lease  Obligation -   $ 95,580
       Long Term


At December 31, 1999, the Company owed $63,103 in delinquent executory fees to the related party.

The Company has violated its lease agreement by being delinquent in its payments regarding these leases. At December 31, 1999, the Company was thirteen months behind in its lease payments. According to the lease agreement, the lease could be called and all principal amounts would be due. However, the lessor has waived this alternative and is only requiring delinquent payments to be made up during the current year.

NOTE 10 - OPERATING LEASES


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The  Company conducts its operations in a building leased from  a related party through common ownership which expires in June 2003. Rent expense under this lease was $45,396 and $49,440 for the periods ended December 31, 1999 and 1998, respectively. The Company also leased vehicles under 24 to 36 month operating leases from a bank, which expired in August 1998 and 1999. Rent expense under these leases was $17,375 and $22,667 for the periods ended December 31, 1999 and 1998, respectively.

    Future minimum rental payments for the next four years are as follows:

             2000                       $  49,440
             2001                          49,440
             2002                          49,440
             2003                          24,720
                                         ========
                                       $  173,040


In addition, the Company rents several pieces of office and plant equipment on a month-to- month basis from a related party through a common ownership. Rent expense under these leases was $5,044 and $6,654 for the periods ended December 31, 1999 and December 31, 1998.

At December 31, 1999 and 1998, the Company owed $143,916 for lease/rental payments as well as other operating expenses. These payables are due on demand and bear no interest.

NOTE 11-SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES

As  discussed in Note 5, the Company issued 20,000  and  350,000 shares of common stock to various employees for current and future services with a value of $19,320 and $393,750 during 1999 and 1998, respectively.

The Company paid $0, $7,124 and $27,276 in interest during the periods ending June 30, 2000, December 31, 1999 and 1998, respectively.

As discussed in Note 5, the Company issued 200,000 shares to a related party for the retirement of accounts payable; the shares were valued at $50,000. Also, the Company issued 259,286 shares in exchange for consulting services; the shares were valued at $143,189.

During  the  six  months ended June 30, 2000, the Company  issued
122,920 shares of common stock as compensation for services valued at $60,000 or $0.49 per share.

NOTE 12 - CONTINGENCIES

Terra Systems, Inc. Versus a Former Director/Officer and Other Stockholders- The Company has filed a complaint against a former director and officer and other stockholders of the Company (the defendants) for using various forms of improper conduct and misrepresentations concerning their qualifications and intentions to obtain a significant number of the Company's shares. The Company is seeking a declaration by the court that none of the defendants have any right, title to or ownership of the Company's stock originally issued to the defendants. The defendants claim the Company and certain of its officers have engaged in fraudulent and conspiratorial conduct and have filed a counterclaim seeking the following: a dismissal of the Company's complaint, unspecified amount of damages resulting from the Company's refusal on


/41/


March 1, 1997 to tender shares  to
the defendants that the defendants were entitled to sell, the removal of certain restrictions on the Company's stock, $60,000 for breach of an employment contract and interest, compensatory damages and punitive damages in unspecified amounts, and together with attorney fees.

On October 9, 1999, the Court entered a partial summary judgment against one of the defendants in favor of the Company on all of its claims. The Court found that the damages sought against the defendant and an award of reasonable attorney's fees, and expenses incurred in connection with the case shall be determined at a future date. The Court also found that the Company is entitled to a partial summary judgment against the defendant for securities fraud, including rescission and restitution of the issuance of one million Terra Systems shares and additional damages to be determined in further proceedings before the Court. The amount of damages to be awarded has not yet been determined.

The Company denies all material allegations against the Company and intends to fully defend the counterclaim of the defendants and prosecute the Company's claims and actions against the defendants. This litigation is still in the discovery phase and the ultimate outcome cannot presently be determined. Accordingly, no adjustments have been made to the Company's financial position, results of operations or cash flows.

Threatened Litigation- The Company and certain Officers and Directors of the Company received notice from a litigant's legal counsel of threatened litigation. The litigant contends that certain current Officers and Directors held and sold a number of Xullux shares that were free trading prior to the merger of Xullux and Terra Systems. The alleged sale may have impacted the value of the litigant's Terra Systems restricted publicly issued shares in the company. The litigant claims that the defendant's ownership and alleged sale of Xullux stock was not disclosed to him at or during the time he contributed certain assets and other equipment to Terra Systems in exchange for the Terra Systems restricted stock. The litigant seeks to return 125,000 shares to Terra Systems for value and seeks other monetary and punitive damages in an amount of not less than $1,500,000 including additional costs and attorney's fees. The Company denies all of the material allegations and claims of the litigant. Currently, the ultimate outcome of this situation cannot presently be determined. Accordingly, no adjustments have been made to the Company's financial position, results of operations or cash flows.

Based on the uncertain outcome of these contingencies, no provision for any loss or gain that may result upon adjudication has been made in the accompanying financial statements, and the possible effect it will have on future financial statements is unknown.


/42/



                            Part III

Item 1.        Index to Exhibits (Pursuant to Item 601 of Regulation SB)


Exhibit  Name and/or Identification of
Number   Exhibit
-------  -----------------------------
   2     Merger Agreement                    Rendered as
                                             Previously Filed

   3     Articles of Incorporation & By-Laws

         (a)   Articles of Incorporation     Rendered as
         filed May 1, 1996                   Previously Filed

         (b)   By-Laws of the Company        Rendered as
         adopted October 7, 1997             Previously Filed

  10     Material Contracts
            Agreement between Terra Systems,
            Inc. & XCEL Associates, Inc.

  27     Financial Data Schedule
            Financial Data Schedule of Terra Rendered as
            Systems, Inc. ending June 30,    Previously Filed
            2000

  99     Stock Issuance with a Call Option
         Vesting Schedule &
         Stock Issued for Services - Non
         Employees



/43/